UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SFN Group, Inc.

(Name of Subject Company)

SFN Group, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

784153108

(CUSIP Number of Class of Securities)

Thad Florence

Vice President Legal & Corporate Secretary

SFN Group, Inc.

2050 Spectrum Boulevard

Fort Lauderdale, Florida 33309

(954) 308-7600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy Mann, Jr., Esq.

Jones Day

1420 Peachtree, N.E.

Atlanta, Georgia 30309-3053

(404) 581-3939

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2011 (as amended or supplemented from time to time, the “Statement”) by SFN Group, Inc., a Delaware corporation (the “Company”).

The Statement relates to the cash tender offer by Cosmo Delaware Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Randstad North America, L.P., a Delaware limited partnership (“Parent”), disclosed in the Tender Offer Statement filed under cover of Schedule TO, dated August 1, 2011 and filed with the SEC by Purchaser and Parent, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), other than Shares owned by Parent and Purchaser, at a purchase price of $14.00 per Share to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2011, and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Statement.

Item 8.  Additional Information.

Item 8 of the Statement is hereby amended by inserting the following after the third paragraph under the heading “Regulatory Approvals — U. S. Antitrust”:

“On August 11, 2011, the FTC granted early termination, effective August 10, 2011, of the required waiting period under the HSR Act in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the condition to the Offer relating to the termination or expiration of the HSR Act waiting period has been satisfied.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2011

SFN GROUP, INC.

By:	/s/ MARK W. SMITH
Name:	Mark W. Smith
Title:	Executive Vice President and Chief Financial Officer

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